United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: JPMorgan Chase & Co.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of JPMorgan Chase & Co.

RE: The case to vote FOR Shareholder Proposal No. 10 on the 2023 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 10 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal No. 10,1 which requests JPMorgan Chase & Co. (“JPMorgan” or the “Company”) to produce a Report on Ensuring Respect for Civil Liberties, on the 2023 proxy ballot.

1 “Annual Meeting of Shareholders Proxy Statement 2023,” JPMorgan Chase & Co., April 4, 2023. See https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/investor-relations/documents/proxy-statement2023.pdf.

The Resolved clause of Proposal No. 10 (“Report on Ensuring Respect for Civil Liberties”), sponsored by David Bahnson (the “Proponent”), states:

Shareholders request the Board of Directors of JPMorgan Chase & Co. conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating how it oversees risks related to discrimination against individuals based on their race, color, religion (including religious views), sex, national origin, or political views, and whether such discrimination may impact individuals’ exercise of their constitutionally protected civil rights.

Companies that provide banking or financial services are essential pillars of the marketplace, and because of their unique and pivotal role in America’s economy, many federal and state laws prohibit them from discriminating when providing financial services to the public. As outlined in the Proponent’s supporting statement, this report is needed for the following reasons:

1.There is recent evidence of suspected religious and political discrimination by companies in the financial services industry, as detailed in the Statement on Debanking and Free Speech and in news reports.

2.Many companies in the financial services industry frequently include vague and subjective standards in their policies like “hate speech,” or promoting “intolerance,” that allow employees to deny or restrict service for arbitrary or discriminatory reasons.

There is recent evidence of suspected religious and political discrimination by companies in the financial services industry, as detailed in the Statement on Debanking and Free Speech and in news reports.

The Statement on Debanking and Free Speech, addressed to several large banking and monetary transaction corporations, cites several examples of financial institutions and payment processors who have engaged in real or suspected discrimination.2 As excerpted from the Statement:

Considering the enormous power your organizations wield in the marketplace and public square, we are deeply concerned by mounting evidence that banks and financial institutions are increasingly “debanking” individuals, organizations, and even entire industries for purely ideological reasons.

[A] recent example involving PayPal is deeply troubling, but by no means isolated. Without explanation, PayPal disabled the account of a group called the Free Speech Union, reinstating it only after facing significant public backlash.3

2 “Statement on Debanking and Free Speech,” Viewpoint Diversity Score. See https://storage.googleapis.com/vds_storage/document/Statement%20on%20Debanking%20and%20Free%20Speech.pdf.

3 Terr, Aaron. “Paypal is no pal to free expression,” TheFire.org, Sept. 30, 2022. See https://www.thefire.org/news/paypal-no-pal-free-expression .

On the heels of this incident, PayPal announced that it was changing its terms of service to block donations to individuals and organizations promoting disfavored speech, even going so far as to specify that $2,500 could be withdrawn from offending accounts for each violation of the policy.4

While PayPal removed the prohibition on the “[promotion] (of) misinformation” from its policy after facing public pressure,5 as of October 14, 2022 the same fine can still be imposed on users for engaging in “(p)rohibited activities” including, whatever PayPal deems as “the promotion of hate… or other forms of intolerance that is discriminatory….”6

Incidents like this illustrate the dangerous weaponization of the financial sector against Americans’ constitutionally protected freedoms.

JP Morgan Chase and Wells Fargo have also attempted to punish account holders with mainstream political beliefs.7 In a particularly egregious display of viewpoint discrimination, JP Morgan Chase refused to process payments for a GOP-aligned organization.8 More recently, it shuttered the National Committee for Religious Freedom’s account without explanation, demanding that the nonprofit disclose its donors and provide a list of the political candidates it intends to support as a condition of resuming service.9

JPMorgan in particular has exhibited a penchant for shuttering clients’ accounts without explanation, which has raised suspicions as to whether there were political or prejudiced motivations behind those decisions.

For example, JPMorgan and other major financial institutions cooperated with the Department of Justice’s “Operation Choke Point” initiative, to close the accounts of legally operating businesses

4 Zeisloft, Ben. “New PayPal Policy Lets Company Pull $2,500 From Users’ Accounts If They Promote ‘Misinformation,’” The Daily Wire, Oct. 7, 2022. See https://www.dailywire.com/news/new-paypal-policy-lets-company-pull-2500-from-users-accounts-if-they-promote-misinformation.

5 Wilson, Greg. “PayPal Reverses Plan To Fine Users $2,500 For ‘Misinformation’ After Daily Wire Report,” The Daily Wire, Oct. 8, 2022. See https://www.dailywire.com/news/paypal-reverses-plan-to-fine-users-2500-for-misinformation-after-daily-wire-report.

6 Volokh, Eugene. “PayPal Still Threatens $2500 Fines for Promoting ‘Discriminatory’ ‘Intolerance’ (Even if Not ‘Misinformation’),” Reason.com, Oct. 9, 2022. See https://reason.com/volokh/2022/10/09/paypal-still-threatens-2500-fines-for-promoting-discriminatory-intolerance-even-if-not-misinformation/.

7 Butler, Annelise. “Left Doesn’t Just Want to Censor You on Social Media. It Also Wants to Close Your Bank Accounts,” The Heritage Foundation, Sept. 3, 2021. See https://www.heritage.org/progressivism/commentary/left-doesnt-just-want-censor-you-social-media-it-also-wants-close-your.

8 Blitzer, Ronn. “JPMorgan Chase bank reverses decision after Missouri calls out refusal to serve conservative group,” FoxBusiness.com, Nov. 18, 2021. See https://www.foxbusiness.com/politics/chase-bank-missouri-conservative-group.

9 Brown, Jon. “Chase Bank allegedly shutters bank account of religious freedom nonprofit, demands donor list,” FoxBusiness.com, Oct. 13, 2022. See https://www.foxbusiness.com/politics/chase-bank-allegedly-shutters-bank-account-religious-freedom-nonprofit-demands-donor-list.

and organizations that were politically disfavored by the executive administration at the time. Owners of such businesses were victims of “de-banking,” by “exerting back-room pressure on banks and other regulated financial institutions to terminate their relationships” with the victimized customers.10

On May 22, 2019, two major payday lending companies announced that they “reached a settlement with the Federal Deposit Insurance Corporation (FDIC) regarding Operation Choke Point, the FDIC program that pressured banks to cut ties with certain categories of lawful businesses….”11 “We uncovered how some FDIC leaders and officials executed a campaign motivated by personal scorn for our industry, contempt for our millions of customers, and blatant disregard for due process,” said Jessica Rustin, chief legal officer for Advance America. “This settlement will help to prevent this disenfranchisement from happening again – to our business or any other legal, regulated business.”

The lesson of Operation Choke Point did not serve as a deterrent for JPMorgan and its de-banking practices, unfortunately. In early 2019, the Company shut down the accounts of several conservative activists within weeks of each other.12

As cited above in the Statement on Debanking and Free Speech, JPMorgan also engaged in a particularly egregious example of de-banking, by shuttering the account of the reputable nonprofit, the National Committee for Religious Freedom (NCRF). This inexcusable decision was made without providing an explanation to the organization’s leadership. The NCRF, with the noble mission to “protect and defend religious freedom for all Americans,” is led by Sam Brownback, who served as United States Ambassador-at-Large for International Religious Freedom from 2018 to 2021. Ambassador Brownback enjoys a sterling reputation across the political spectrum, having formerly served as a U.S. Congressman and Senator, and as Governor, representing the state of Kansas.

The disturbing incident caught the attention of members of Congress who are concerned about the growing trend of politically-motivated pressure applied to financial institutions. In a letter to JPMorgan Chairman and CEO Jamie Dimon, inquiring about the bank’s treatment of NCRF,

10 “Payday lenders sue US regulators over ‘Operation Choke Point,’ Reuters, June 6, 2014. See https://www.cnbc.com/2014/06/06/payday-lenders-sue-us-regulators-over-operation-choke-point.html.

11 “Federal Deposit Insurance Corporation Agrees to Settlement in Operation Choke Point Lawsuit,” PR Newswire, May 22, 2019. See https://www.prnewswire.com/news-releases/federal-deposit-insurance-corporation-agrees-to-settlement-in-operation-choke-point-lawsuit-300855421.html.

12 Byrne, John Aidan. “JPMorgan Chase accused of purging accounts of conservative activists,” New York Post, May 25, 2019. See https://nypost.com/2019/05/25/jpmorgan-chase-accused-of-purging-accounts-of-conservative-activists/.

Sen. Marco Rubio wrote:13

In recent weeks, Chase appears to have not only denied credit to a credit-worthy religious liberty non-profit without any explanation, but also suggested the decision could be reconsidered if the organization provided Chase with a list of its donors and its decision-making criteria for funding outside groups. Millions of Americans who are concerned about religious and political discrimination deserve a response for this concerning behavior, and any discriminatory actions taken by your bank must stop.

JPMorgan was also warned about its discriminatory practices in a letter 19 state attorneys general, which cited extensively the NCRF example.14

Back in August 2021, the Company also cancelled the credit card of the wife of former National Security Advisor, General Michael Flynn, “because continuing the relationship creates possible reputational risk to our company.”[15] Following a public outcry, the Company reversed its decision and apologized.

More objections were required to reverse a decision made by JPMorgan’s payment processing subsidiary, WePay, after it shut down online ticketing for an event hosted by Missouri conservative group Defense of Liberty, which planned to feature Donald Trump, Jr. as a speaker.[16] According to the Associated Press, WePay wrote that the PAC violated its terms of service against “hate, violence, racial intolerance, terrorism, the financial exploitation of a crime” or encouraging that behavior.

Government and elected officials have been proven to be more than willing in recent years to pressure private corporations to censor or “de-fund” their political adversaries.17 Nowhere has this been exposed as more evident than with the release by new CEO Elon Musk of “the Twitter

13 Rubio, Sen. Marco. “Rubio Raises Concerns About Chase Bank Politically Motivated De-Banking,” Oct. 25, 2022. See https://www.rubio.senate.gov/public/index.cfm?p=Press-Releases&id=1F3CDDE5-9419-46B7-A0EB-18F0B4554674.

14 Herlihy, Brianna. “Chase Bank warned on religious discrimination by 19 GOP attorneys general,” FoxBusiness.com, May 2, 2023. See https://www.foxbusiness.com/politics/chase-bank-warned-religious-discrimination-gop-attorneys-general.

15 Gentile, Luke. “Chase Bank apologizes for Michael Flynn credit card cancellation letter sent in 'error',” Washington Examiner, Sept. 1, 2021. See https://news.yahoo.com/chase-bank-apologizes-michael-flynn-233500718.html.

16 Ballentine, Summer. “Chase Slammed for Clash Over GOP Event With Donald Trump Jr.,” Associated Press, Nov. 18, 2021. See https://www.usnews.com/news/best-states/missouri/articles/2021-11-18/chase-slammed-for-clash-over-gop-event-with-donald-trump-jr.

17 Smith, Lee. “How the FBI Hacked Twitter,” Tablet, Jan. 5, 2023. See https://www.tabletmag.com/sections/news/articles/how-the-fbi-hacked-twitter-lee-smith.

Files” over the past several months, via several reputable independent journalists.18 In another de-banking example, Democrat members of both the U.S. House and Senate pressed JPMorgan and Wells Fargo to cut ties with an association of Republican state financial officers.19 According to a statement from Congressional Democrats, citing a recent House Financial Services Committee hearing with the business leaders, Mr. Dimon and Wells Fargo CEO Charlie Scharf said “they would likely end their support of the [financial officers] if it was true the group was spreading misinformation and attempting to prevent the financial sector from freely allocating capital.”

In another example, JPMorgan is among several financial institutions that de-banked those who were accused or convicted of low-level crimes or misdemeanors associated with the Jan. 6, 2021 chaos at the U.S. Capitol. As The Washington Times reported:20

These defendants say they have been treated like “domestic terrorists” despite convictions of relatively low-level crimes. What’s more, an attorney for defendants blames the FBI and Justice Department for prodding financial institutions to treat them like domestic terrorists.

Derrick Evans, a former West Virginia lawmaker who served three months in prison for one felony count of civil disorder, said JPMorgan Chase & Co. shut down his accounts after giving him a terrifying ultimatum. The bank sent him letters telling him that he and his wife had 30 days to empty their accounts before Chase closed the accounts.

“Getting de-banked is one of the worst experiences a person could go through. All of your auto payments cease, and you are scrambling to find a new bank so you can rejoin society,” Mr. Evans told The Washington Times….

…Whistleblowers inside the bureau said FBI supervisors forced agents to fabricate terrorism cases to pump performance statistics and attain quotas set for domestic terrorism cases.

This was confirmed by an audit by the Justice Department’s inspector general last year. It found that the FBI used the arrests of Jan. 6 defendants to count as “terrorist disruptions” to help make the quota, which the bureau failed to do in fiscal 2022.

Ideology not only has the potential to determine whether clients are de-banked, but also can affect how finance companies handle their private information. With no advanced notice, JPMorgan turned over the banking records of a former spokesman for President Donald Trump, Taylor Budowich, to the House Jan. 6 Committee without giving him a chance to challenge the

18 Malik, Kenan. “The Twitter Files should disturb liberal critics of Elon Musk – and here’s why,” The Guardian, Jan. 1, 2023. See https://www.theguardian.com/commentisfree/2023/jan/01/the-twitter-files-should-disturb-liberal-critics-of-elon-musk-and-heres-why.

19 Hallez, Emile. “Democrats urge JP Morgan, Wells Fargo to cease funding of anti-ESG group,” InvestmentNews.com, Oct. 24, 2022. See https://www.investmentnews.com/democrats-urge-jp-morgan-wells-fargo-to-cease-funding-of-anti-esg-group-228225.

20 Picket, Kerry. “Banks close accounts, slam doors on Jan. 6 rioters; feds accused of terrorist treatment,” Washington Times, March 24, 2023. See https://www.washingtontimes.com/news/2023/mar/24/de-banked-jan-6-defendants-get-terrorist-treatment/.

subpoena.21 “Instead of allowing me to object to these unreasonable demands and impossible timeline, JPMorgan Chase, under the legal counsel of former Obama Attorney General Loretta Lynch, has handed over my private banking records to the Committee,” Budowich told the Washington Times.

Circumstantial evidence points to the possibility that political bias and pressure from the very top of JPMorgan may influence day-to-day decision-making about account holders. When the State of Georgia in 2021 enacted a law to improve that state’s election integrity, Mr. Dimon responded with a prejudiced misrepresentation of the law, saying, “We regularly encourage our employees to exercise their fundamental right to vote, and we stand against efforts that may prevent them from being able to do so.”[22]

And following the 2022 election, Bloomberg reported that Mr. Dimon attended a party of former JPMorgan executives where he “began bluntly dispensing opinions.”23 The news syndicate cited attendees who claimed Mr. Dimon “lit into former President Donald Trump, unleashing obscenities as he discussed the Jan. 6 insurrection.”

“Some guests,” Bloomberg reported, “no strangers to his swagger, were surprised by the ferocity of his performance.”

Not long after that article published, Mr. Dimon said in another election assessment, “I thought the election was good because on both parties…the wing nuts didn’t get elected.”24 Those of us concerned about politically-motivated de-banking wonder how many accounts of “wing nuts” are targeted by JPMorgan. It appears rap artist Kanye West may be one of them.25

Mr. Dimon not only has divulged his political affinities in the company of others, but he has also expressed his support for the seizure of private property for the purpose of advancing government policies – and fulfilling his own bank’s deal-making goals. Energy expert Robert Bryce reported that JPMorgan “is one of the two biggest players in the business of tax equity

21 Clark, Joseph. “Bank with ties to Obama administration turns over Trump ally’s records to Jan. 6 committee,” Washington Times, Dec. 29, 2021. See https://www.washingtontimes.com/news/2021/dec/29/bank-ties-obama-administration-turns-over-trump-al/.

22 Egan, Matt. “Jamie Dimon speaks out on voting rights even as many CEOs remain silent,” CNN Business, March 31, 2021. See https://www.cnn.com/2021/03/30/business/jamie-dimon-voting-rights-jpmorgan/index.html.

23 “Jamie Dimon is more crucial than ever to the bank he's run for 17 years,” Bloomberg, Dec. 21, 2022. See https://www.businesstimes.com.sg/companies-markets/jamie-dimon-more-crucial-ever-bank-hes-run-17-years.

24 Betz, Bradford. “JPMorgan Chase CEO Jamie Dimon says he’s thankful ‘wing nuts’ in both parties weren’t elected,” FoxBusiness.com, Dec. 11, 2022. See https://www.foxbusiness.com/politics/jpmorgan-chase-ceo-jamie-dimon-says-hes-thankful-wing-nuts-both-parties-werent-elected.

25 Cox, Nicki. “Candace Owens claims JP Morgan cut ties with Kanye West amid anti-Semitic comments,” New York Post, Oct. 12, 2022. See https://pagesix.com/2022/10/12/jp-morgan-chase-bank-cuts-ties-with-kanye-west-after-anti-semitic-comments/.

finance, a $20 billion-per-year business that is crucial to wind and solar development.”26 Mr. Dimon admitted as much to the Company in his shareholder letter released in early April, in which he wrote, “Permitting reforms are desperately needed to allow investment to be done in any kind of timely way. We may even need to evoke eminent domain––we simply are not getting the adequate investments fast enough for grid, solar, wind, and pipeline initiatives.”27

The truth is, as leader of the largest U.S. bank, Mr. Dimon has shown that he cares little, if at all, about the rights of individuals and their liberties – anywhere. After joking in late 2021 that JPMorgan would outlast the Chinese Communist Party, which had just celebrated its 100th anniversary, he almost immediately issued a groveling apology, stating, “I regret I should not have made that comment . . . it’s never right to joke about or denigrate any group of people, whether it’s a country, its leadership, or any part of a society and culture.”[28] And he did not hesitate to send a Company representative to a financial summit in Hong Kong in November 2022 after the communist regime’s brutal crackdown on the former independent region, characterized as a cowardly step by Mark Clifford, president of the Committee for Freedom in Hong Kong Foundation:[29]

Top bankers from Goldman Sachs, JPMorgan Chase, Citibank and other financial powerhouses will head to Hong Kong Nov. 1 to 3 to meet with a leader the US government has sanctioned for his human-rights violations. Hong Kong Chief Executive John Lee isn’t allowed to open an account with any of these American banks — yet their leaders are happy to hobnob with Lee and polish the city’s tarnished image.

If financiers go ahead with plans to attend the Global Financial Leaders’ Investment Summit, the craven display will prove what the Chinese Communist Party has long suspected: Wall Street is the weak underbelly of American politics.

Hong Kong is on its way to becoming an international pariah state for ending free speech and criminalizing dissent. It was until recently even home to Russian oligarch Alexei Mordashov’s $500 million yacht that’s fleeing US sanctions.

26 Bryce, Robert. “Jamie Dimon’s Climate Corporatism,” Robert Bryce on Substack, April 13, 2023. See https://robertbryce.substack.com/p/jamie-dimons-climate-corporatism.

27 Jamie Dimon’s Letter to Shareholders, JPMorgan Chase & Co., April 4, 2023. See https://www.marketsmedia.com/jamie-dimons-letter-to-shareholders/.

28 Gasparino, Charlie. “Jamie Dimon’s quick kowtow after telling truth on communist China,” New York Post, Nov. 27, 2021. See https://nypost.com/2021/11/27/jamie-dimons-quick-kowtow-after-telling-truth-on-communist-china/.

29 Clifford, Mark L. “Big bankers are betting wrong in heading to Hong Kong,” New York Post, Oct. 26, 2022. See https://nypost.com/2022/10/26/big-bankers-are-betting-wrong-in-heading-to-hong-kong/.

Hong Kong’s freedoms have been more quickly and thoroughly destroyed than in any city in modern times. Scores of people have been held indefinitely without trial and denied bail, many of them following the 2019 pro-democracy demonstrations. Jury trials — promised in Hong Kong’s mini-constitution — have been tossed out the window. Religious freedom is under threat.

Yes, JPMorgan and Mr. Dimon clearly have no reluctance to support the silencing and de-banking of political or religious dissent.

Many companies in the financial services industry that frequently include vague and subjective standards in their policies like “hate speech” or promoting “intolerance” that allow employees to deny or restrict service for arbitrary or discriminatory reasons.

The Statement on Debanking and Free Speech cites several examples of these troubling criteria:30

This growing trend of “debanking” is dangerous to free speech and religious freedom, but it is sadly not surprising. The 2022 edition of the Business Index identified numerous examples of overly broad language throughout many of your companies’ terms of service that gives staff carte blanche authority to deny or restrict service for vague, arbitrary, or viewpoint-based reasons.

For instance, Capital One prohibits transactions that “promote hate,”31 while Morgan Stanley specifies that it may not do business with organizations that pose “franchise risk,” which the company defines loosely as “a transaction or client that raises significant human rights, environmental, health and safety or social responsibility issues.”32 Similarly, Visa requires that merchants refrain from using its services “in any manner that could be deemed hateful.”

What these vague, unspecified terms mean in practice is subject to the arbitrary interpretation of each of your companies, or any one of thousands of employees charged with enforcing them.

Policies like these place customers and clients at risk of being “de-banked” simply because a company employee disagrees with their point of view on any number of contentious social issues. And they also risk giving fringe activists and governments a foothold to demand that private financial institutions deny service under the sweeping, unfettered discretion that such policies provide. That’s bad for business. But more to the point, it is a serious affront to public trust and a real threat to the ability of American citizens to freely live and work according to their deeply held convictions….

30 “Statement on Debanking and Free Speech,” Viewpoint Diversity Score. See https://storage.googleapis.com/vds_storage/document/Statement%20on%20Debanking%20and%20Free%20Speech.pdf.

31 Online Banking Terms & Conditions, Capital One, modified Feb. 23, 2023. See https://www.capitalone.com/digital/corporate-terms/.

32 Code of Conduct 2023, Morgan Stanley, accessed May 1, 2023. See https://www.morganstanley.com/about-us-governance/code-of-conduct.

Despite the importance of viewpoint diversity as a bulwark against corporate ideological bias, the 2022 edition of the Business Index revealed that financial services organizations often fall short when it comes to cultivating internal cultures that encourage authentic freedom of thought and belief. Many of the businesses you lead push divisive concepts in employee trainings, openly discriminate against employees of faith, weaponize their capital and political clout to undermine free speech and religious freedom, and refuse to disclose public and private demands to cancel or “debank” certain individuals or organizations.

Among the financial services companies that implemented divisive employee training practices was Bank of America, which according to researcher Christopher Rufo, “implemented a racial re-education program that claims the United States is a system of ‘white supremacy’ and encourages employees to become ‘woke at work,’ instructing white employees in particular to ‘decolonize your mind’ and ‘cede power to people of color.’”33 Caroline Reeves of Alliance Defending Freedom noted34 that the company, on its “diversity and inclusion” webpage, declares that “Now more than ever, we need to be comfortable with uncomfortable conversations and deepen our understanding through self-education of people’s differences.”35 “These ‘uncomfortable’ discussions include telling all white employees that their lives are based on ‘white-skin privileges,’” Reeves wrote, referring to Rufo’s findings.

Further betraying their biases was the co-signing of several major corporations, including those in the finance industry (with JPMorgan Chase & Co. among them), to a Human Rights Campaign letter in support of the so-called Equality Act.36 Had the federal bill passed, it would have added “sexual orientation” and “gender identity” to “race, color, religion, sex, or national origin” discrimination protections in the Civil Rights Act of 1964 – which would have squashed almost all other rights and freedoms Americans possess, including religious exercise, speech, association, privacy, and property rights. As Reeves wrote in a report that explained how corporations threaten those freedoms:37

Many companies are also taking part in legal advocacy, often by signing amicus briefs.

Two cases stood out among companies we scored: Fulton v. City of Philadelphia and Masterpiece Cakeshop v. Colorado Civil Rights Commission.

33 Rufo, Christopher F. “Toddlers are racist … and other insights from Bank of America’s woke training,” New York Post, Aug. 19, 2021. See https://nypost.com/2021/08/19/toddlers-are-racist-and-other-insights-from-woke-bank-of-america-training/.

34 Reeves, Caroline. “How to Move Toward Unity in the Workplace,” Viewpoint Diversity Score, May 19, 2022. See https://www.viewpointdiversityscore.org/news/unity-in-workplace.

35 “Being a diverse and inclusive workplace,” Bank of America, accessed May 1, 2023. See https://about.bankofamerica.com/en/working-here/diversity-inclusion.

36 “Business Coalition for the Equality Act,” Human Rights Campaign, accessed May 1, 2023. See https://www.hrc.org/resources/business-coalition-for-equality.

37 Reeves, Caroline. “How Corporations are Threatening Freedom, and How They Can Change Course Before it’s Too Late,” Viewpoint Diversity Score, July 6, 2022. See https://www.viewpointdiversityscore.org/news/how-corporations-are-threatening-freedom-and-how-they.

In 2021, the Supreme Court ruled unanimously in Fulton that the government cannot discriminate against a faith-based, foster-care agency. Ignoring the needs of children stuck in an overly burdened foster care system, the City of Philadelphia had halted foster-care referrals to Catholic Social Services (CSS) because CSS wanted to operate according to their religious convictions regarding marriage. That wasn’t just a violation CSS’s First Amendment guarantees, it had real-world impact on children who were in turn prevented from being welcomed into a family.

The case was such a clear violation of American freedom that it earned a rare unanimous ruling from the Supreme Court. Yet, in the lead-up to the case, Airbnb and Apple signed onto an amicus brief in support of the City’s attempt to shut down CSS’s foster care services because of its religious beliefs.

That’s just the latest instance of big business backing a misguided government effort to punish everyday Americans for their deeply held religious views. When the Colorado Civil Rights Commission sought to punish Masterpiece Cakeshop owner Jack Phillips for declining to create art in violation of his religious beliefs, Airbnb, Amazon, Apple, and Citigroup signed an amicus brief backing the government's attempt to punish Jack. The Supreme Court rebuffed that attempt too, finding Jack's rights were protected. But it's concerning how consistently these corporations line up to oppose the right to create freely.

Conclusion

As Proposal No. 10 explains in the Supporting Statement:

The Statement on Debanking and Free Speech identified many companies in the financial services industry that frequently include vague and subjective standards in their policies like “hate speech” or promoting “intolerance” that allow employees to deny or restrict service for arbitrary or discriminatory reasons. The 2022 edition of the Viewpoint Diversity Business Index also identified numerous examples of this in many companies’ terms of service.

The inclusion of vague and arbitrary terms risks impacting clients’ exercise of their constitutionally protected civil rights, by creating the potential that such persons or groups will be denied access to essential services as a consequence of their speech or political activity. Moreover, they risk giving fringe activists and governments a foothold to demand that private financial institutions deny service under the sweeping, unfettered discretion that such policies provide.

These actions and policies are an affront to public trust, destabilize the market, and threaten the ability of American citizens to live freely and do business according to their deeply held convictions.

[JPMorgan] also maintains that it promotes good social policy and diversity, equity, and inclusion practices. It is important for the shareholders to know that the Company is adhering to its own standards by serving diverse consumers without regard to their beliefs or other factors above.

The de-banking issue is not a concern that is limited to JPMorgan. Its peers among the “Big Banks” have also been accused of similar practices, without explanation to their customer-victims. It is a trend that we do not believe should be viewed as acceptable among the shareholder community, and thus we seek transparency from the Company about its practices and policies.

Thus, we urge our fellow shareholders to vote FOR Proposal No. 10 on the 2023 proxy ballot of JPMorgan Chase & Co.

Photo credits:

Page 3 – Chase Bank, Digiart2001-Jason Kuffer/Creative Commons

Page 4 – Sam Brownback, Gage Skidmore/Creative Commons

Page 5 – Michael Flynn, Gage Skidmore/Creative Commons

Page 7 – Jamie Dimon, Fortune Live Media/Creative Commons

Page 8 – Xi Jinping, UN Geneva/Creative Commons

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For questions regarding National Legal and Policy Center’s support for Proposal No. 10 for JPMorgan Chase & Co.’s 2023 annual meeting, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.